Exhibit 99.7

Form 51-102F3
MATERIAL CHANGE REPORT

1.
Name and Address of Company

LiveReel Media Corporation (the “Company”)
333 Bay Street
Suite 1700
Toronto, Ontario
M5H 2R2

2.
Date of Material Change

September 25, 2017

3.
News Release

A press release disclosing the material change was released on September 25, 2017, through the facilities of CNW Group Ltd.

4.
Summary of Material Change

The Company announced the appointment of Mr. Thomas “Taz” Turner as Interim Chief Executive Officer, replacing Mr. Graham Simmonds, effective September 22, 2017. Mr. Simmonds will continue to serve as a director of the Company.

5.
Full Description of Material Change

A full description of the material change is described in the Company’s press release which is attached as Schedule “A” hereto.

6.
Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

7.
Omitted Information

No significant facts have been omitted from this Material Change Report.

8.
Executive Officer

For further information, contact Taz Turner, Interim CEO, at (917) 843-2169.

9.
Date of Report

This report is dated at Toronto, this 26th day of September, 2017.

SCHEDULE “A”

LIVEREEL APPOINTS INTERIM CHIEF EXECUTIVE OFFICER
AND PROVIDES CORPORATE UPDATE

TORONTO, ONTARIO, September 25, 2017 – LiveReel Media Corporation (OTCQB: LVRLF) (“LiveReel” or the “Company”) announced today that the Company’s board of directors has appointed Mr. Thomas “Taz” Turner as Interim Chief Executive Officer, replacing Mr. Graham Simmonds, effective September 22, 2017. Mr. Simmonds will continue to serve as a director of LiveReel.

The Company’s board of directors is also pleased to update shareholders on recent corporate developments including senior management’s focus on evaluating investment opportunities within the cannabis sector. As a Canadian-domiciled company and a reporting issuer in the Province of Ontario, management has deemed it in the best interest of its shareholders to pursue and evaluate investment opportunities in the processing and production verticals of the cannabis sector. Management believes that LiveReel is a well-suited vehicle to bridge the gap between undercapitalized U.S. based cannabis operations and Canada’s strong appetite for further investment in the sector.

Mr. Turner has been appointed as Interim CEO of LiveReel having the primary responsibility of advancing the Company’s initiative into the processing and production verticals of the cannabis sector, having spent the past four years evaluating investment opportunities in the sector throughout Canada and the United States. Mr. Turner will seek to differentiate LiveReel from other issuers listed in Canada by employing a multi-jurisdictional strategy to acquire and consolidate a number of medicinal and recreational processing licenses under one umbrella vehicle. The Company intends on utilizing such multi-jurisdictional platform to invest heavily in the value-added production of finished goods.

Furthermore, the Company is also focusing its efforts on obtaining a Canadian listing given it is currently a reporting issuer in the Province of Ontario. The Company is also currently evaluating its U.S. foreign listing. LiveReel will provide further updates to its shareholders as developments occur.

Thomas “Taz” Turner

Mr. Turner has over 15 years of experience in the capital markets focused on both debt and equity securities in the technology, media, telecom and consumer industries. Since founding Southshore Capital Partners, LP in 2009, Mr. Turner has guided the growth of Southshore’s fundamentally-driven long/short global equity hedge fund as General Partner. Prior to Southshore, Mr. Turner held progressive positions at hedge funds and private equity funds with Tala Investments, Trafelet Delta Funds and ABS Capital Partners, where he specialized in technology, media and telecom investments. Mr. Turner graduated from the University of Virginia with a Bachelor of Science in both Commerce and Mathematics.

About LiveReel
LiveReel is Canadian-domiciled company focused on the identification and evaluation of other assets or businesses for purchase in the media, technology and consumer industries. Management is currently evaluating investment opportunities in the processing and production vertical of the cannabis sector.

Contact:
Taz Turner
Interim CEO
(917) 843-2169